SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on May 14, 2012.

In compliance with the regulations in force, please regard the following information for the nine-month periods ended March 31, 2012 and 2011 as duly received:

	In thousands of Ps.
Ordinary income	03/31/2012	03/31/2011
(nine-month period): Income	242,087	190,253
Extraordinary income	--	--
(nine-month period): Income	--	--
Net Income for the period	242,087	190,253

Shareholders’ Equity:
Capital stock	125,989	125,961
Restatement for capital stock	84,621	84,621
Additional paid in capital and premium for negotiation of treasury stock	536,300	536,290
Long-term incentive program reserve	2,192	--
Technical revaluations	3,953	3,953
Reserve for new projects..	--	183
Freely available reserve.	--	147
Statutory reserve	39,074	26,045
Retained earnings..	245,896	59,428
Total Shareholders’ Equity	1,038,025	836,628

In compliance with section o) of the Regulations above mentioned, we report that as of the closing date of the financial statements, the Company’s capital stock was Ps. 125,988,618.8, divided into 1,259,886,188 registered non-endorsable common shares of Ps. 0.10 par value each and entitled to 1 vote per share, as per the following detail:

Shareholder	Number of Shares	Equity interest
IRSA Inversiones y Representaciones Sociedad Anónima	1,195,253,997	94.87%
Other Shareholders	64,632,191	5.13%

After the end of the period, IRSA’s equity interest in the Company was increased to 1,204,071,256 common shares, representing 95.57% of the capital stock.

Furthermore, in compliance with section p) of the Regulations above mentioned, we report that, assuming that all the holders of notes (due on July 19, 2014) were to exercise their right to convert their securities into shares as of the closing date, the company’s capital stock would amount to Ps. 223,971,649.7, composed of 2,239,716,497 registered non-endorsable common shares of Ps. 0.10 par value each and entitled to 1 vote per share, as per the following detail:

Shareholder	Number of Shares	Equity interest
IRSA Inversiones y Representaciones Sociedad Anónima	2,174,829,985	97.10%
Other Shareholders	64,886,512	2.90%

After the end of the period, if the holders of notes were to exercise their right to convert their securities into shares, IRSA’s equity interest would amount to 2,183,647,244 common shares, representing 97.5% of the Company’s capital stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: May 14, 2012